

October 23, 2014

Via E-mail
Jerry W. Powell
Executive Vice President, General Counsel
Cadence Bancorporation
2800 Post Oak Boulevard, Suite 3800
Houston, Texas 77056

> **Re:** **Cadence Bancorporation**
> **Draft Registration Statement on Form S-1**
> **Filed September 26, 2014**
> **CIK No. 0001614184**

Dear Mr. Powell:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form S-1 filed September 26, 2014

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

Summary

3. Please revise to add a subsection for "Recent Debt Issuances" or another similar caption, and briefly discuss the debt issuances incurred in 2014. In this regard, disclose the terms, including annual interest, for the $185 million in senior notes and the $60 million in subordinated debt. In addition, disclose whether these are held by non-related parties and, noting the interest rates exceed your non-covered loan portfolio yield, briefly describe why they were issued and how the proceeds were used.

Company Overview, page 1

4. We note on pages 18 and 63 that the Company expects to retain the customers who are currently served by the seventeen branches that are expected to close in November 2014. Please provide similar disclosure here, including how the Company plans to retain these customers.

Low-Risk Balance Sheet and Disciplined Credit Governance Process, page 15

5. We note in your risk factor discussion on page 25 and in your asset quality discussion on page 74 that the Company's loan portfolio lacks seasonality and that, as a result, asset quality may normalize and trend negatively from current levels. Please qualify your discussion in this section regarding the credit quality of your organically originated loans with this expectation.

The Offering, page 19

6. Please provide a placeholder for the amount of Class B shares that will be outstanding after the offering is completed. In addition, disclose by footnote or otherwise, the number and exercise price of derivative securities not included in the "common stock to be outstanding after the offering" above.

7. Under the "use of proceeds" caption, please state whether the Company has any current plans to use the proceeds from the offering to make an acquisition or repay debt. To the extent that it has such plans, please provide the information required by Item 504 of Regulation S-K. Make corresponding revisions to your disclosure on page 61.

8. Please state the intentions, if known, of your officers and directors to purchase shares in the offering.

Risk Factors

9. Some of your risk factors state that you cannot provide assurance of a certain outcome when the real risk is not your inability to provide assurance, but the underlying situation. Please revise this and similar language to describe the real risks of the transaction.

Dilution, page 66

10. Revise to include the cash cost table required by Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Credit Losses, page 93

11. Please revise your next amendment to provide detailed information addressing the mid-year change in your risk rating methodology which impacted loss rates and required reversals of previous loan loss provisions recorded in 2013.

Financial Condition
Allowance for Credit Losses, page 119

12. We note from your risk factor on page 37 that you participate in shared national credits in which you are not the lead bank. These participations accounted for 39% of total loans at June 30, 2014. Please revise your next amendment to address the following for each of the periods presented:

- Please revise the "Loan Portfolio" section beginning on page 105, to provide information by loan type identifying the types of participation loans;
- Please revise the "Asset Quality" section beginning on page 111, to provide information addressing the credit quality characteristics of the participation loans;
- Please revise the "Allowance for Credit Losses" section beginning on page 119, to provide information addressing the provision for credit losses, charge-offs (full or partial), recoveries and the allowances recorded on the loan participations; and
- Please revise to address how information is evaluated and validated in determining the amounts of allowance for loan loss activity which has been recorded on these participations.

ACI ACL, page 121

13. We note your disclosure that, subsequent increases in expected cash flows result in a transfer from the non-accretable discount to the accretable discount, which would have a positive impact on accretable income prospectively. We further note reclasses of $32.5 million and $148.2 million from the non-accretable discount to the accretable discount during the years ended December 31, 2013 and December 31, 2012, respectively. Please revise your next amendment to specifically discuss these reclasses, including the specific factors underlying these material reclasses, and the impact on interest income during the periods presented. Further, please revise to disclose a rollforward of activity which includes the contractual amounts, nonaccretable differences, expected cash flows, accretable differences and the carrying amounts as disclosed in the financial statements for each of the periods presented.

Business

Credit Policy and Procedures, page 163

14. We note your discussion of "scorecards" under the paragraph relating to credit risk
management. Please describe the criteria used to determine the credit risk rating for each
scorecard.

Security Ownership…, page 183

15. Please revise to list the 5% holders of Cadence Bancorp LLC as well as the shares held in
Cadence Bancorp LLC by the executive officers and directors.

Financial Statements for the Years Ended December 31, 2013 and 2012

Consolidated Statements of Operations

16. Please revise your next amendment to present net cost of operation of other real estate in
'Noninterest Expense' in accordance with Rule 9-04 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1. Summary of Accounting Policies
Loans (Excluding Acquired Credit Impaired Loans), F-52

17. Please revise your next amendment to specifically define "demonstrated performance under
the terms of the loan" for returning a nonaccrual loan to accrual status.

Note 4. Loans and Allowance for Credit Losses, F-65

18. Tell us how you considered segmenting loan participations in your Allowance for Loan Loss
disclosures.

19. Please revise your next amendment to disclose as of each balance sheet date presented, the
amount of impaired loans for which there is a related allowance for credit losses determined
in accordance with ASC 310-10-35 and the amount of that allowance and the amount of
impaired loans for which there is no allowance for credit losses. Refer to ASC 310-10-50-
15.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filings include the information the Securities Act of 1933 and
the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case
as applicable, require. Since the company and its management are in possession of all facts

relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or Michael Clampitt at (202) 551-3434 with any other questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Senior Staff Accountant

cc: Via E-mail
        David Shapiro
        Wachtell, Lipton, Rosen & Katz